FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile ("the Bank") on May 10, 2006, regarding financial statements for the three months ended March 31, 2006.

2006 First Quarter Results

Santiago, Chile, May 10, 2006 Banco de Chile (NYSE: BCH), a Chilean full service financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced results for the first quarter ended March 31, 2006.	FINANCIAL HIGHLIGHTS
• Banco de Chile (the “Bank”) recorded net income of Ch$ 45,135 million during 1Q06, an increase of 6.2% compared to 1Q05 or 15.1% compared to 4Q05.

• The Bank’s ROAE reached 22.9% during 1Q06, exceeding the system’s average of 17.5%.

• The Bank’s total loans net of interbank loans, grew by 12.9% over the last twelve-month period, reaching a market share of 17.9% as of March 2006.

• The Bank paid a dividend of Ch$1.8582 per common share on March 23, 2006, and agreed to capitalize Ch$30,984 million.

Selected Financial Data (in constant Ch$ as of March 31,2006, except for percentages)	1Q05	4Q05	1Q06	% Change
				1Q06/1Q05

Income Statement (Millions, Chilean pesos)
Net financial Income(1)	80,864	105,389	91,451	13.1%
Fees and income from services	31,908	38,015	30,379	(4.8)%
Gains from trading activities , net	1,339	(3,895)	4,461	233.2%
Operating revenues	114,111	139,509	126,291	10.7%
Provisions for loan losses	(5,785)	(10,106)	(6,633)	14.7%
Operating expenses	(64,467)	(76,067)	(70,579)	9.5%
Net income	42,513	39,205	45,135	6.2%

Earnings per Share (Chilean pesos)
Earnings per share	0.64	0.58	0.66	3.1%
Book value per share	8.77	11.36	9.82	12.0%

Balance Sheet (Millions, Chilean pesos)
Total loans	7,375,966	8,181,307	8,325,552	12.9%
Total assets	10,398,264	10,660,683	10,898,677	4.8%
Shareholders ' equity	581,745	772,782	668,767	15.0%

Ratios
Profitability
Return on average assets (ROAA)	1.69%	1.46%	1.66%
Return on average shareholders ' equity (ROAE)	24.4%	20.6%	22.9%
Net financial margin(2)	3.6%	4.5%	3.8%
Efficiency ratio (operat. expenses /operat. revenues )	56.5%	54.5%	55.9%
Credit Quality
Past due loans / Total loans	1.23%	0.87%	0.83%
Allowances for loan losses / Total loans	2.10%	1.72%	1.69%
Allowances for loan losses / Past due loans	170.7%	198.1%	202.6%
Capital Adequacy
Total capital / Risk adjusted assets	11.9%	11.2%	11.4%

[1]	Net interest revenue and foreign exchange transactions, net.
[2]	Net financial income divided by average interest earning assets.

2006 First Quarter Results

First Quarter 2006 Highlights

The Bank
  Distribution of dividends and capitalization. At the Bank’s Ordinary Shareholders Meeting held on March 23, 2006, distribution and payment of dividend N°194 was approved in the amount of Ch$1.8582 per common share (Ch$1,114.92/ADS), representing 70% of the Bank’s net income for full year 2005. On the same date, at the Extraordinary Shareholders Meeting our shareholders also approved the capitalization of the remaining 30% of the Bank’s net income for fiscal year 2005, by means of the issuance of new paid-up no-par value shares at Ch$32.35 per share.

  On March 27, 2006, the Central Bank of Chile exercised the option requiring that the proportion of the net income corresponding to those shares that are guaranteeing SAOS debt be fully distributed in cash. As a result, the Bank will capitalize an amount of Ch$30,984 million, by means of the issuance of 958 million shares without charge.
  Moody’s Investors Service changes Banco de Chile’s financial strength rating outlook from stable to positive. Moody’s Investors Service affirmed the C+ (C plus) bank financial strength rating (BFSR) of Banco de Chile and changed the outlook to positive from stable. Moody’s also affirmed Banco de Chile’s long and short term foreign currency deposit ratings of Baa1 and Prime-2, respectively. The Baa1 rating is constrained by the Chile country ceiling for deposits and remains on review for possible upgrade in line with the ceiling.
  Loan portfolio. As of March 31, 2006, the Bank’s loan portfolio, net of interbank loans, totaled Ch$8,325,552 million, reflecting an annual and quarterly growth of 12.9% and 2.1%, respectively. As a consequence, the Bank’s market share improved slightly to 17.9% as of March 31, 2006 from 17.7% as of March 31, 2005.
  Consumer portfolio expansion. The Bank’s consumer portfolio recorded a significant 9% expansion during 1Q06, yielding an increase in the consumer loans’ market share from 15.9% as of December 2005 to 16.2% as of March 2006. This achievement reflects the Bank’s business focus towards increasing its participation in the retail segment, the success of the business model implemented during 2005 and the effectiveness of the marketing campaigns launched during 1Q06.
  Retail customer base expansion. The Bank was able to enlarge its number of retail customers during the last twelve months as a result of marketing initiatives and further sales force efforts and network expansion. Accordingly, the number of debtors increased by 13.9%, while the number of checking account holders expanded by 8.4% in the retail market between 1Q05 and 1Q06.
  Representative office in the Republic of China. Following the authorization from the Chilean Superintendency of Banks to open a representative office in Beijing, during 1Q06 the Bank received the approval from the China Banking Regulatory Commission. As a consequence, the Bank expects its representative office to be operating during the second quarter of this year, principally with the aim of advising Chilean companies doing business in the Asian region.
  Banchile Securities Brokerage Investment Unit. The Securities Brokerage subsidiary through its investment banking unit was ranked as the number one in Chile and one of the best in Latin America for its mergers and acquisitions deals (in terms of amount of transactions) during 2005, according to Thomson Financial. In order to continue emphasizing and complementing its M&A activity, this subsidiary recently created another specialized unit called “Banchile Private Equity”.
  The Mutual Fund subsidiary continued increasing the investment alternatives for its clients. During 1Q06, the Mutual Fund subsidiary launched two new closed-end guaranteed mutual funds, “Bambú Garantizado” and “BRICS”. These funds are intended for local long-term investors and include market contracts which guarantee the nominal amount invested and give investors the opportunity to benefit from average monthly valuations of foreign stock exchange indexes of countries with high growth potential such as China, Brazil and India.

2006 First Quarter Results

Financial System Highlights
  The Chilean Financial System recorded net income of Ch$227,639 million during 1Q06 resulting in the system’s ROAE of 17.5%. Net income for 1Q06 represented an 8.9% increase compared to 1Q05 and a 35.7% increase compared to 4Q05. The 8.9% increase in net income was mainly driven by a 13.5% growth in operating revenues which more than offset the increase in both operating expenses and provisions for loan losses. The 35.7% increase in net income compared to 4Q05, was primarily attributable to increased losses on sales and mark to market of financial investments recorded in 4Q05, as they were impacted by the rise in long-term interest rates.
  Total loans, net of interbank loans, as of March 31, 2006, totaled US$87,151 million, increasing by 13.7% and 4.3% on an annual and quarterly basis, respectively. The annual and quarterly loan portfolio expansion, in terms of volume, was principally boosted by significant growth in commercial, consumer and mortgage loans. However, during 1Q06, foreign trade loans also increased substantially, partially as a consequence of a 2.6% increase in the exchange rate during 1Q06.

2006 First Quarter Results

Banco de Chile 2006 First-Quarter
Consolidated Results

NET INCOME

The Bank’s total net income for 1Q06 reached Ch$ 45,135 million, which was 6.2% greater than in 1Q05. The increase in net income was primarily attributable to a 13.1% increase in net financial income, which in turn reflected: (i) higher earnings from demand deposits resulting from higher nominal interest rates, (ii) the Bank’s annual increase of the total loan portfolio and, (iii) the continued efforts at establishing higher yielding portfolio mix. Higher net financial income coupled with higher gains on trading activities more than offset a 9.5% increase in operating expenses and a 14.7% increase in provisions for loan losses during 1Q06 compared to 1Q05.

The Bank posted an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.66% and 22.9%, respectively, for 1Q06, showing a decrease from the 1.69% and 24.4% comparative ratios for 1Q05.

The Bank’s results for 1Q06 also reflected the continued strong performance maintained by its subsidiaries which contributed 14.2% to the consolidated 1Q06 net income, amounting to Ch$6,422 million. The principal contributors were the Mutual Fund, Securities Brokerage, Factoring and Insurance Brokerage subsidiaries, which accounted for 98% of the overall subsidiaries’ outcome. However, income coming from subsidiaries decreased by 8.1% between 1Q05 and 1Q06 mainly as a consequence of extraordinary fee income obtained by the Securities Brokerage in 1Q05 as in this quarter the company participated in a large public offering and also obtained higher fees from trading of US dollars.

The loss recorded at the Bank’s foreign branches in 1Q06 was primarily the result of increased advisory expenses related to the implementation of the requirements of the US supervisors. The US branches also added 49 additional employees during the last twelve-months, which resulted in higher personnel salaries.

Bank, Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	1Q05	4Q05	1Q06	% Change
				1Q06/1Q05

Bank	35,081	38,824	40,301	14.9%
Foreign Branches	444	(2,376)	(1,588)	(457.7)%
Securities Brokerage	3,625	37	2,063	(43.1)%
Mutual Funds	1,826	2,060	2,328	27.5%
Insurance Brokerage	221	268	444	100.9%
Financial Advisory	213	85	1	(99.5)%
Factoring	1,227	102	1,487	21.2%
Securitization	(11)	88	(21)	90.9%
Promarket	25	46	19	(24.0)%
Socofin	(160)	60	64	(140.0)%
Trade Services	22	11	37	68.2%

Total Net Income	42,513	39,205	45,135	6.2%

Net income increased by 15.1% in 1Q06 as compared to 4Q05 as a result of higher gains on trading activities, higher operating efficiency and an improvement in credit quality. These positive factors more than offset the impact of a sharp decline in the inflation rate during 1Q06, which, resulted in a decrease of 13.2% in net financial income and the 20.1% drop in fee income.

Subsidiaries also contributed to the 15.1% growth in net income between 1Q06 and 4Q05, as they registered a net income of Ch$6,422 million in 1Q06 compared to Ch$2,757 million in 4Q05.

The decreased performance of the Securities Brokerage subsidiary in 4Q05 was primarily the result of mark to market losses from financial investments registered in such quarter as a consequence of the increase in long-term interest rates. The lower results of the Factoring company in 4Q05 compared to 1Q06 were mainly explained by the impact of higher inflation rate in 4Q05 as most of its assets, denominated in nominal Chilean pesos, were financed by in UF denominated interest bearing liabilities. In contrast, the negative inflation rate present during 1Q06 implied significant earnings for the Factoring during such period for the same concept.

2006 First Quarter Results

NET FINANCIAL INCOME

Net financial income increased to Ch$91,451 million in 1Q06 from Ch$80,864 million in 1Q05, as a result of a 6.8% growth in average interest earning assets and a 21 basis point increase in net financial margin.

Net Financial Income

(in millions of Chilean pesos)	1Q05	4Q05	1Q06	% Change
				1Q06/1Q05

Interest revenue	118,609	202,547	148,678	25.4%
Interest expense	(31,952)	(98,880)	(58,502)	83.1%
Foreign Exchange
transactions, net	(5,793)	1,722	1,275	-

Net Financial Income	80,864	105,389	91,451	13.1%

Avg. Int. earning assets	9,036,267	9,353,216	9,647,542	6.8%
Net Financial Margin[2]	3.6%	4.5%	3.8%	-

The increase in average interest earning assets was principally due to an overall expansion in the loan portfolio.

Net financial margin increased from 3.6% in 1Q05 to 3.8% in 1Q06 principally due to:

  increased nominal interest rates which resulted in higher earnings on the portion of interest earning assets funded by non-interest bearing liabilities such as demand deposits. The increase in nominal interest rates was a consequence of the rise in the monetary policy interest rate and due to the lower deflation rate in 1Q06 (the inflation rate, measured by the variation of the UF3 was a negative 0.33% in 1Q06 compared to a negative 0.68% in 1Q05).
  a favorable change in the asset mix realized by increasing the relative weight of loans to total assets from 70.9% in 1Q05 to 76.4% in 1Q06, reducing therefore the importance of the investment portfolio, which in turn contracted by 25.7% during the last twelve-month period.
  a lower negative repricing effects in 1Q06 compared to 1Q05 derived from the increase in short term interest rates (as the Bank’s liabilities reprice faster than its assets). The Chilean Central Bank has periodically increased the monetary policy interest rate since September 2004, including a rise of 25 basis points from 4.50% in December 2005 to 4.75% in March 2006 compared to a 50 basis points increase from 2.25% in December 2004 to 2.75% in March 2005.

The aforementioned factors that positively affected the net financial income more than offset the lower lending spreads recorded in 1Q06 as a result of increased competition.

Net financial income for the 1Q06 compared to 4Q05 decreased by 13.2% as a result of a 72 basis point decrease in net financial margin, which principally reflected a significant decline in the inflation rate, measured by the variation of the UF, which was negative 0.33% in 1Q06 compared to a positive 1.45% in 4Q05. This negative effect was partially offset by the 3.1% expansion in the average interest earning assets between both quarters.

FEES AND INCOME FROM SERVICES, NET

Total fees and income from services reached Ch$30,379 million in 1Q06, a 4.8% decrease compared to the same period of the prior year. This decline was mainly driven by lower fee income generated by the Securities Brokerage subsidiary and, to a lesser extent, to higher sales force expenses and lower income from the sale of assets received in lieu of payment, as well as a decrease in fee income from overdrafts. This drop was, however, partially offset by a significant increase in fees related to the retail market products such as insurance, mutual fund and credit cards. Also, fees associated to the wholesale market experienced a solid performance, mainly those coming from commercial loans and collection.

Concerning the 20.1% 1Q06 decline in fees, compared to 4Q05, it is worth noting that during 4Q05, the Bank received extraordinary credit related fees associated with a credit restructuring of three corporate customers, which coupled with the better performance of the Securities Brokerage subsidiary, implied that total fee income in 4Q05 was the best quarter figure of the full year 2005.

________________________________________
3 The UF is an accounting unit which is linked to the Chilean CPI, and changes daily to reflect fluctuations in the index over the previous month.

2006 First Quarter Results

Fees and income from services, net, by Company

(in millions of Chilean pesos)	1Q05	4Q05	1Q06	% Change
				1Q06/1Q05

Bank	18,177	23,000	16,762	(7.8)%
Mutual Funds	5,022	6,080	5,799	15.5%
Financial Advisory	307	248	82	(73.3)%
Insurance Brokerage	1,562	2,000	2,266	45.1%
Securities Brokerage	3,806	3,477	2,389	(37.2)%
Factoring	189	134	118	(37.6)%
Socofin	1,954	2,537	2,217	13.5%
Securization	26	163	23	(11.5)%
Promarket	1	1	0	(100.0)%
Foreign Branches	838	333	675	(19.5)%
Trade Services	26	42	48	84.6%

Total Fees and
Income from Services	31,908	38,015	30,379	(4.8)%

GAINS (LOSSES) ON TRADING ACTIVITIES, NET

Gains on trading activities for 1Q06 amounted to Ch$4,461 million compared to Ch$1,339 million for 1Q05. This increase was primarily the result of increased earnings resulting from investment securities as a consequence of: (i) higher trading volumes, and (ii) the decrease in long-term interest rates which positively affected the market value of corporate and financial institution securities issued by both Chilean and foreign companies.

As has been disclosed in previous releases, the result on trading activities recorded in 4Q05 were closely related to losses accounted for by the Bank and by the Securities Brokerage subsidiary as a result of the increase in long-term interest rates during that quarter, which adversely affected its investment portfolio. The impact of the increase in interest rates was not very significant on the Bank, in comparison to the system average where significant losses were observed, as a result of the Bank’s decision to reduce its exposure in long-term financial investments since the second quarter of 2005, anticipating that long-term rates would increase.

PROVISIONS FOR LOAN LOSSES

Provisions for loan losses amounted to Ch$6,633 million in 1Q06, as compared to Ch$5,785 million in 1Q05. This 14.7% increase was the result of the 29.5% decrease in loan loss recoveries, mainly related to the wholesale market.

Since asset quality has improved, in line with better economic conditions as well as lower unemployment rates, the levels of charge-offs have declined and, consequently, the recovery of loans previously charged off have followed the same trend. The ratio of charge-offs to average loans dropped to 0.64% in 1Q06 from 1.04% in 1Q05 while the recoveries to average loans ratio declined from 0.45% in 1Q05 to 0.28% in 1Q06.

Despite the increase in provisions between 1Q05 and 1Q06, the Bank’s ratio of provisions for loan losses to average loans have remained stable at 0.3%, below the average of 0.7% for the financial system.

Regarding higher provisions for loan losses posted in 4Q05, this figure was mainly explained by the significant 6.1% loan growth in that quarter, the highest quarterly growth of the full year 2005.

Allow ances and Provisions

(in millions of Chilean pesos)	1Q05	4Q05	1Q06	% Change
				1Q06/1Q05

Allow ances

Allow ances at the beginning of each period	158,840	138,834	140,881	(11.3)%
Price-level restatement	1,336	(1,714)	434	(67.5)%
Charge-off	(19,148)	(14,279)	(13,370)	(30.2)%
Provisions for loan losses established, net	14,053	18,040	12,459	(11.3)%
Allow ance s at the end of each period	155,081	140,881	140,404	(9.5)%

Provisions for loan los ses

Provisions for loan losses established	(14,053)	(18,040)	(12,459)	(11.3)%
Loan loss recoveries	8,268	7,934	5,826	(29.5)%

Provisions for loan losses	(5,785)	(10,106)	(6,633)	14.7%

Ratios

Allow ances for loan losses/ Total loans	2.10%	1.72%	1.69%
Provisions for loan losses / Avg. Loans	0.31%	0.51%	0.32%
Charge-offs / A vg. Loans	1.04%	0.72%	0.64%
Recoveries / Avg. Loans	0.45%	0.40%	0.28%

2006 First Quarter Results

OTHER INCOME AND EXPENSES

Total Other Income and Expenses totaled a loss of Ch$261 million in 1Q06 compared to a loss of Ch$623 million in 1Q05. This improvement was primarily the result of higher income from the sale of assets received in lieu of payment which had been previously charged off during 1Q06 and, to a lesser extent, to the slight increase in the earnings participation of equity investment. Loss of Ch$3,460 million in 4Q05 was mainly a result of significant charge-offs on assets received in lieu of payment during such period.

OPERATING EXPENSES

Total operating expenses reached Ch$70,579 million during the first quarter of 2006, an increase of 9.5% compared to 1Q05, primarily as a result of an increase in administrative and personnel expenses.

Administrative expenses increased by 15.7% in 1Q06 compared to 1Q05, principally due to higher consulting expenses directed toward the improvement of internal controls to comply with regulations applicable to the Bank’s US branches. These extraordinary expenses in the New York branch amounted to Ch$3,052 in 1Q06 compared to Ch$1,307 million in 1Q05. In addition, during 1Q06 the Bank recorded an increase in marketing expenses in order to support its retail banking activities, in particular those related to consumer loans and credit cards. To a lesser extent, higher rental and maintenance expenses related to new branches and ATMs were recorded in 1Q06.

Personnel salaries and expenses grew by 5.8% during 1Q06, relative to 1Q05, mostly attributable to the hiring of new employees and, to a lesser extent, to salary increases and higher variable compensations. It is worth noting that the 60% increase in the number of employees were mainly related to the Bank’s sales force, the remainder was principally related to commercial areas and subsidiaries and, to a lesser extent, to the New York branch.

Lower operating expenses recorded during 1Q06 relative to the previous quarter, were mainly driven lower severance payments and due to lower extraordinary expenses incurred in the US branches, as in 4Q05 these expenses included a US$3 million (Ch$1,856 million) fine paid to the US regulators.

Operating Expenses

(in millions of Chilean pesos)	1Q05	4Q05	1Q06	% Change
				1Q06/1Q05

Personnel salaries and expenses	(36,184)	(41,060)	(38,267)	5.8%
Administrative and other expenses	(24,163)	(30,794)	(27,947)	15.7%
Depreciation and amortization	(4,120)	(4,213)	(4,365)	5.9%

Total operating expenses	(64,467)	(76,067)	(70,579)	9.5%

Efficiency Ratio*	56.5%	54.5%	55.9%	-

* Operating expenses/Operating revenues

LOSS (GAINS) FROM PRICE- LEVEL

Gains from price-level restatement amounted to Ch$1,666 million in 1Q06 compared to a gain of Ch$4,090 million during 1Q05, mainly as a consequence of the decreased deflation rate used for adjustment purposes during 1Q06 (a negative 0.8% in 1Q05 compared to a negative 0.3% in 1Q06).

INCOME TAX

In 1Q06, the Bank recorded tax expense of Ch$5,349 million as compared to Ch$4,813 million in 1Q05. This increase was primarily attributable to the higher income tax base in 1Q06 as a result of a 6.7% increase in net income before taxes.

LOAN PORTFOLIO

As of March 31, 2006, the Bank’s loan portfolio, net of interbank loans, totaled Ch$8,325,552 million, reflecting a solid twelve-month growth of 12.9% and a quarterly expansion of 2.1% .

The quarterly increase was driven by a 20.1% increase in foreign trade loans and further expansion in consumer

2006 First Quarter Results

loans, commercial loans and lease contracts, in line with the Bank’s strategy of growing on higher yielding assets, with the aim of achieving higher operating revenues. The expansion in foreign trade loans was mainly related to the manufacturing sector of the economy. In addition, these loans were positively impacted by the increase of 2.6% of the exchange rate during the quarter. Consumer loans rose by 9.0% mainly fueled by installment loans and, to a lesser extent, credit cards both supported by aggressive promotional and marketing campaigns oriented to the retail segment, which in turn allowed a 3.2% increase in the number of retail debtors during the quarter.

In terms of segments, the quarterly expansion was driven by both the retail and the wholesale segment which posted a 3.1% and 1.3% loan growth, respectively.

The annual expansion was mainly led by commercial, other outstanding, consumer and contingent loans. Consumer loans showed an annual increase of 22.1% mainly as a consequence of the Bank’s focus on increasing penetration and the number of customers in a context of an environment of still low interest rates, sustained economic growth and higher levels of employment which encouraged higher consumer loans demand. Consumer loans represented 11.3% of total loans in 1Q06 as compared to 10.4% in 1Q05. The increase in other outstanding loans was mainly led by residential mortgage loans financed by the Bank’s general borrowings accounted in this line as the Bank continued increasing these loans, instead of mortgage loans financed by mortgage finance bonds. The increases in commercial and contingent loans were mainly fostered by the infrastructure, financial services, construction and real estate sectors.

Loan Portfolio

(in millions of Chilean pesos)	Mar-05	Dec-05	Mar-06	% Change	% Change
				12-months	1Q06/4Q05

Commercial Loans	3,065,606	3,500,369	3,554,976	16.0%	1.6%
Mortgage Loans [1]	783,300	668,336	632,854	(19.2)%	(5.3)%
Consumer Loans	769,573	861,552	939,407	22.1%	9.0%
Foreign trade Loans	647,457	549,118	659,449	1.9%	20.1%
Contingent Loans	580,605	721,403	723,647	24.6%	0.3%
Others Outstanding Loans [2]	1,058,475	1,331,016	1,279,558	20.9%	(3.9)%
Leasing Contracts	377,240	453,441	466,367	23.6%	2.9%
Past-due Loans	90,875	71,135	69,294	(23.7)%	(2.6)%
Total Loans, Net	7,373,131	8,156,370	8,325,552	12.9%	2.1%
Interbank Loans	2,835	24,937	0	(100.0)%	(100.0)%

Total Loans	7,375,966	8,181,307	8,325,552	12.9%	1.8%

[1]	Mortgage loans financed by mortgage bonds.
[2]	Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

Past Due Loans

(in millions of Chilean pesos)	Mar-05	Dec-05	Mar-06	% Change 12-months	% Change 1Q06/4Q05

Commercial loans	72,809	53,455	52,471	(27.9)%	(1.8)%
Consumer loans	3,600	3,858	4,577	27.1%	18.6%
Residential mortgage loans	14,466	13,822	12,246	(15.3)%	(11.4)%

Total Past Due Loans	90,875	71,135	69,294	(23.7)%	(2.6)%

Past due loans continued to decrease from 1Q05 and amounted Ch$69,294 million as of March 31, 2006. The 23.7% and 2.6% annual and quarterly contractions, respectively, were mainly driven by reduced past due loans in the commercial portfolio as a consequence of both the Bank’s collection efforts and better economic environment. As a consequence, past due loans to total loans ratio declined to 0.83% in 1Q06 from 1.23% in 1Q05 or 0.87% in 4Q05. The Bank’s allowance for loan losses to past due loans ratio was 202.6% in 1Q06 compared to 170.7% in 1Q05 or 198.1% in 4Q05.

2006 First Quarter Results

FUNDING

Total liabilities increased by 4.2% between March 31, 2005 and March 31, 2006 mainly as a result of a 9.2% increase in interest bearing liabilities, which more than offset the 5.6% decrease in non-interest bearing liabilities.

The annual increase in interest bearing liabilities was principally the result of a 20.6% growth in time deposits as a result of higher interest rates and, to a lesser extent, by other bonds and borrowings from domestic financial institutions. Other bonds’ annual expansion was principally related to a 5 year term bond placement for UF5 million in 2Q05 and to a series of placements of 5- year bonds for a total amount of UF2.67 million in the local market during 3Q05.

The 5.6% annual contraction in non-interest bearing liabilities was mainly attributable to the significant drop in bankers draft and other liabilities which in turn are a consequence of the new on-line high value payment clearing system operated through the new Combanc affiliate (Sociedad operadora de la cámara de pagos de alto valor S.A.), which has implied a decrease in the balance of bankers drafts partially compensated by decrease in the cash item in process of collection on the asset side. In addition, the successive increases in the short-term reference interest rate for monetary policy during the last twelve-months has impacted negatively the balances of demand deposits.

In terms of quarterly figures, total liabilities grew by 3.5% in 1Q06 as compared to 4Q05, fueled by expansions in both non-interest bearing liabilities and interest bearing liabilities. Non-interest bearing liabilities increased by 2.1% during the 1Q06 as a consequence of higher balances in other liabilities and in current accounts, the latter as a consequence of the increase in the number of checking accounts, which more than offset the effect of the increase in the short-term interest rates.

On the other hand, interest bearing liabilities showed a 4.1% increase over the previous quarter, mostly due to an increase in medium-term time deposits, as a consequence of the increase in interest rates.

Funding

(in millions of Chilean pesos)	Mar-05	Dec-05	Mar-06	% Change 12-months	% Change 1Q06 /4Q05

Non-interest Bearing Liabilities
Current Accounts	1,592,618	1,511,670	1,549,810	(2.7)%	2.5%
Bankers drafts and other deposits	787,069	483,062	452,660	(42.5)%	(6.3)%
Other Liabilities	919,834	1,056,441	1,113,787	21.1%	5.4%
Total	3,299,521	3,051,173	3,116,257	(5.6)%	2.1%
Interest Bearing Liabilities
Savings & Time Deposits	4,081,355	4,599,413	4,969,100	21.8%	8.0%
Central Bank Borrow ings	88,675	1,403	1,331	(98.5)%	(5.1)%
Repurchase agreements	345,222	269,938	202,130	(41.4)%	(25.1)%
Mortgage Finance Bonds	691,764	554,834	503,994	(27.1)%	(9.2)%
Subordinated Bonds	314,244	304,368	301,367	(4.1)%	(1.0)%
Other Bonds	185,172	323,730	319,894	72.8%	(1.2)%
Borrowings from Domestic Financ. Inst.	112,298	89,890	172,129	53.3%	91.5%
Foreign Borrowings	660,021	659,509	597,321	(9.5)%	(9.4)%
Other Obligations	38,246	33,642	46,386	21.3%	37.9%
Total	6,516,997	6,836,727	7,113,652	9.2%	4.1%

Total Liabilities	9,816,518	9,887,900	10,229,909	4.2%	3.5%

FINANCIAL INVESTMENTS

As of March 31, 2006, the Bank’s financial investments totaled Ch$1,295,985 million, a decrease of 10.4% compared to December 2005, mainly driven by short-term Central Bank securities and, to a lesser extent, explained by the sale of both Chilean corporate bonds and mortgage finance bonds issued by other institutions. In addition, foreign branches also reduced their exposure in investments, mainly short- term bank’s deposits. In terms of composition, in a context of increased interest rates, the Bank continued to maintain a short duration in its investment portfolio.

At March 31, 2006, the investment portfolio was comprised principally by:

2006 First Quarter Results

SHAREHOLDERS’ EQUITY

As of March 31, 2006, the Bank’s Shareholders’ Equity totaled Ch$668,767 million (US$1,267 million), 15.0% higher compared to 1Q05 mainly due to an increase in capital and reserves, and to a lesser extent, to a 6.2% increase in net income.

The increase in capital and reserves was mainly due to the sale of 2.5% of Banco de Chile’s shares during 3Q05, which was the final stage of its repurchase program, and implied an increase in the capital and reserves line in the amount of Ch$58,325 million and, also by the capitalization of Ch$30,984 million of 2005 net income.

At the end of March 2006, on a consolidated basis, Total Capital to Risk-Adjusted Assets (BIS ratio) was 11.40%, and Basic Capital to Total Assets was 5.68%, both well above the minimum requirements applicable to Banco de Chile of 10% and 3%, respectively.

2006 First Quarter Results

BANCO DE CHILE CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2006 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	1Q05	4Q05	1Q06	1Q06	1Q06-1Q05	1Q06-4Q05	Dec.04	Dec.05	Mar.06	Mar.06	Dec 05-Dec 04
	MCh$	MCh$	MCh$	MUS$			MCh$	MCh$	MCh$	MUS$

Interest revenue and expense
Interest revenue	118,609	202,547	148,678	281.7	25.4%	(26.6) %	561,245	678,109	148,678	281.7	20.8%
Interest expense	(31,952)	(98,880)	(58,502)	(110.9)	83.1%	(40.8) %	(221,968)	(309,420)	(58,502)	(110.9)	39.4%
Net interest revenue	86,657	103,667	90,176	170.8	4.1%	(13.0) %	339,277	368,689	90,176	170.8	8.7%

Fees and Income from services
Income from fees and other services	43,768	53,670	46,993	89.1	7.4%	(12.4) %	172,187	187,044	46,993	89.1	8.6%
Other services expenses	(11,860)	(15,655)	(16,614)	(31.5)	40.1%	6.1%	(41,173)	(49,665)	(16,614)	(31.5)	20.6%
Total Fees and Income from services, net	31,908	38,015	30,379	57.6	(4.8) %	(20.1) %	131,014	137,379	30,379	57.6	4.9%

Other operating income (loss)
Gains from trading activities, net	1,339	(3,895)	4,461	8.5	233.2%	n/a	(3,255)	3,279	4,461	8.5	n/a
Foreign exchange transactions, net	(5,793)	1,722	1,275	2.4	n/a	(26.0) %	18,241	7,548	1,275	2.4	(58.6) %
Total other operating income, net	(4,454)	(2,173)	5,736	10.9	n/a	n/a	14,986	10,827	5,736	10.9	(27.8) %

Operating Revenues	114,111	139,509	126,291	239.3	10.7%	(9.5) %	485,277	516,895	126,291	239.3	6.5%

Provision for loan losses	(5,785)	(10,106)	(6,633)	(12.6)	14.7%	(34.4) %	(41,084)	(21,962)	(6,633)	(12.6)	(46.5) %

Other income and expenses
Non-operating income	1,189	2,598	2,312	4.3	94.4%	(11.0) %	4,980	7,836	2,312	4.4	57.3%
Non-operating expenses	(2,019)	(6,245)	(2,820)	(5.3)	39.7%	(54.8) %	(16,434)	(14,889)	(2,820)	(5.3)	(9.4) %
Equity participation in net income (loss) in
investment in other companies	207	187	247	0.5	19.3%	32.1%	450	679	247	0.5	50.9%
Minority interest	0	0	0	0.0	n/a	n/a	(1)	0	0	0.0	n/a
Total other income and expenses	(623)	(3,460)	(261)	(0.5)	(58.1) %	(92.5) %	(11,005)	(6,374)	(261)	(0.4)	(42.1) %

Operating expenses
Personnel salaries and expenses	(36,184)	(41,060)	(38,267)	(72.5)	5.8%	(6.8) %	(140,495)	(150,164)	(38,267)	(72.5)	6.9%
Administrative and other expenses	(24,163)	(30,794)	(27,947)	(53.0)	15.7%	(9.2) %	(91,877)	(108,599)	(27,947)	(53.0)	18.2%
Depreciation and amortization	(4,120)	(4,213)	(4,365)	(8.3)	5.9%	3.6%	(16,503)	(16,871)	(4,365)	(8.3)	2.2%
Total operating expenses	(64,467)	(76,067)	(70,579)	(133.8)	9.5%	(7.2) %	(248,875)	(275,634)	(70,579)	(133.8)	10.8%

Net Loss from price-level restatement	4,090	(4,631)	1,666	3.2	(59.3) %	n/a	(7,712)	(11,416)	1,666	3.2	48.0%

Income before income taxes	47,326	45,245	50,484	95.6	6.7%	11.6%	176,601	201,509	50,484	95.7	14.1%

Income taxes	(4,813)	(6,040)	(5,349)	(10.1)	11.1%	(11.4) %	(18,953)	(21,327)	(5,349)	(10.1)	12.5%

Net income	42,513	39,205	45,135	85.5	6.2%	15.1%	157,648	180,182	45,135	85.6	14.3%

The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of March 31, 2006, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR)were converted using the exchange rate of Ch$527.70 for US$1.00 as of March 31, 2006. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2006 First Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2006 and millions of US dollars (MUS$))

ASSETS	Dec 04 MCh$	Mar 05 MCh$	Sep 05 MCh$	Dec 05 MCh$	Mar 06 MCh$	Mar-06 MUS$	% C h a n g e

							Dec 05- Dec 04 Mar 06-Mar 05 Mar 06- Dec 05

Cash and due from banks
Non-interest bearing	557,387	672,029	895,094	636,688	838,464	1,588.9	14.2%	24.8%	31.7%
Interbank deposits-interest bearing	362,523	263,755	86,969	20,642	41,694	79.0	(94.3% )	(84.2% )	102.0%
Total cash and due from banks	919,910	935,784	982,063	657,330	880,158	1,667.9	(28.5%)	(5.9%)	33.9%

Financial investments
Government securities	943,708	1,098,944	583,720	609,703	536,359	1,016.4	(35.4% )	(51.2% )	(12.0% )
Investments purchase under agreements to resell	27,175	26,347	50,786	46,555	24,625	46.7	71.3%	(6.5% )	(47.1% )
Other financial investments	330,655	293,210	440,927	545,913	547,631	1,037.8	65.1%	86.8%	0.3%
Investment collateral under agreements to repurchase	358,602	326,729	245,274	243,487	187,370	355.1	(32.1% )	(42.7% )	(23.0% )
Total financial investments	1,660,140	1,745,230	1,320,707	1,445,658	1,295,985	2,456.0	(12.9%)	(25.7%)	(10.4%)

Loans, Net
Commercial loans	2,961,599	3,065,606	3,224,780	3,500,369	3,554,976	6,736.7	18.2%	16.0%	1.6%
Consumer loans	714,607	769,573	801,156	861,552	939,407	1,780.2	20.6%	22.1%	9.0%
Mortgage loans	846,850	783,300	694,574	668,336	632,854	1,199.3	(21.1% )	(19.2% )	(5.3% )
Foreign trade loans	618,755	647,457	629,649	549,118	659,449	1,249.7	(11.3% )	1.9%	20.1%
Interbank loans	15,698	2,835	40,023	24,937	0	0.0	58.9%	(100.0% )	(100.0% )
Leasing contracts	355,163	377,240	424,281	453,441	466,367	883.8	27.7%	23.6%	2.9%
Other outstanding loans	967,037	1,058,475	1,199,016	1,331,016	1,279,558	2,424.8	37.6%	20.9%	(3.9% )
Past due loans	87,470	90,875	76,640	71,135	69,294	131.3	(18.7% )	(23.7% )	(2.6% )
Contingent loans	548,363	580,605	618,066	721,403	723,647	1,371.3	31.6%	24.6%	0.3%
Total loans	7,115,542	7,375,966	7,708,185	8,181,307	8,325,552	15,777.1	15.0%	12.9%	1.8%
Allowance for loan losses	(158,840)	(155,081)	(138,834)	(140,881)	(140,404)	(266.1)	(11.3% )	(9.5% )	(0.3% )
Total loans, net	6,956,702	7,220,885	7,569,351	8,040,426	8,185,148	15,511.0	15.6%	13.4%	1.8%

Other assets
Bank premises and equipment, net	137,034	138,048	139,390	142,023	142,729	270.5	3.6%	3.4%	0.5%
Investments in other companies	5,590	5,653	7,195	7,139	7,247	13.7	27.7%	28.2%	1.5%
Assets received in lieu of payment, net	16,661	16,341	13,277	10,419	9,534	18.1	(37.5% )	(41.7% )	(8.5% )
Other	270,547	336,323	368,385	357,688	377,876	716.0	32.2%	12.4%	5.6%
Total other assets	429,832	496,365	528,247	517,269	537,386	1,018.3	20.3%	8.3%	3.9%

Total assets	9,966,584	10,398,264	10,400,368	10,660,683	10,898,677	20,653.2	7.0%	4.8%	2.2%

2006 First Quarter Results

BANCO DE CHILE CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP) (Expressed in millions of constant Chilean pesos (MCh$) as of March 31, 2006 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 04 MCh$	Mar 05 MCh$	Sep 05 MCh$	Dec 05 MCh$	Mar 06 MCh$	Mar-06 MUS$	% C h a n g e

							Dec 05- Dec 04 Mar 06-Mar 05 Mar 06- Dec 05

Deposits
Current accounts	1,471,426	1,592,618	1,439,046	1,511,670	1,549,810	2,936.9	2.7%	(2.7% )	2.5%
Banker's drafts and other deposits	720,811	787,069	670,267	483,062	452,660	857.8	(33.0% )	(42.5% )	(6.3% )
Saving accounts and time deposits	3,784,188	4,081,355	4,247,756	4,599,413	4,969,100	9,416.5	21.5%	21.8%	8.0%
Total deposits	5,976,425	6,461,042	6,357,069	6,594,145	6,971,570	13,211.2	10.3%	7.9%	5.7%

Other interest bearing liabilities
Central Bank borrowings	113,177	88,675	1,553	1,403	1,331	2.5	(98.8% )	(98.5% )	(5.1% )
Investment sold under agreements to repurchase	360,568	345,222	243,903	269,938	202,130	383.0	(25.1% )	(41.4% )	(25.1% )
Mortgage finance bonds	814,836	691,764	596,610	554,834	503,994	955.1	(31.9% )	(27.1% )	(9.2% )
Bonds	187,485	185,172	321,044	323,730	319,894	606.2	72.7%	72.8%	(1.2% )
Subordinated bonds	275,063	314,244	307,379	304,368	301,367	571.1	10.7%	(4.1% )	(1.0% )
Borrowings from domestic financial institutions	27,267	112,298	150,120	89,890	172,129	326.2	229.7%	53.3%	91.5%
Foreign borrowings	615,137	660,021	628,545	659,509	597,321	1,131.9	7.2%	(9.5% )	(9.4% )
Other obligations	46,322	38,246	50,432	33,642	46,386	87.9	(27.4% )	21.3%	37.9%
Total other interest bearing liabilities	2,439,855	2,435,642	2,299,586	2,237,314	2,144,552	4,063.9	(8.3%)	(12.0%)	(4.1%)

Other liabilities
Contingent liabilities	549,676	583,024	618,102	721,735	723,081	1,370.3	31.3%	24.0%	0.2%
Other	303,908	336,810	388,535	334,706	390,706	740.5	10.1%	16.0%	16.7%
Minority interest	1	1	1	1	1	0.0	0.0%	0.0%	0.0%
Total other liabilities	853,585	919,835	1,006,638	1,056,442	1,113,788	2,110.8	23.8%	21.1%	5.4%

Shareholders' equity
Capital and Reserves	539,071	539,232	594,401	592,600	623,632	1,181.8	9.9%	15.7%	5.2%
Net income for the year	157,648	42,513	142,674	180,182	45,135	85.5	14.3%	6.2%	(75.0% )
Total shareholders' equity	696,719	581,745	737,075	772,782	668,767	1,267.3	10.9%	15.0%	(13.5%)

Total liabilities & shareholders' equity	9,966,584	10,398,264	10,400,368	10,660,683	10,898,677	20,653.2	7.0%	4.8%	2.2%

2006 First Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORM ATION

	Quarters			Year ended

	1Q05	4Q05	1Q06	Dec 04	Dec 05

Earnings per S hare
Earnings per Share (Ch$) (1)	0.64	0.58	0.66	2.38	2.65
Earnings per ADS (Ch$) (1)	384.29	345.52	397.78	1,425.01	1,587.97
Earnings per ADS (US$) (2)	0.62	0.67	0.75	2.55	3.09
Book value per Share (Ch$) (1)	8.77	11.36	9.82	10.49	11.36
Shares outstanding (Millions)	66,378	68,080	68,080	66,378	68,080

Profitability Ratios (3)(4)
Net Interest Margin	3.84%	4.43%	3.74%	3.84%	4.06%
Net Financial Margin	3.58%	4.51%	3.79%	4.04%	4.14%
Fees / Avg. Interest Earnings Assets	1.41%	1.63%	1.26%	1.48%	1.51%
Other Operating Revenues / Avg. Interest Earnings Assets	-0.20%	-0.09%	0.24%	0.17%	0.12%
Operating Revenues / Avg. Interest Earnings Assets	5.05%	5.97%	5.24%	5.49%	5.69%
Return on Average Total Assets	1.69%	1.46%	1.66%	1.59%	1.75%
Return on Average Shareholders' Equity	24.43%	20.57%	22.85%	23.56%	26.66%

Capital Ratios
Shareholders Equity / Total Assets	5.59%	7.25%	6.14%	6.99%	7.25%
Basic Capital / Total Assets	5.15%	5.52%	5.68%	5.37%	5.52%
Basic Capital / Risk-Adjusted Assets	7.57%	7.49%	7.76%	7.81%	7.49%
Total Capital / Risk-Adjusted Assets	11.94%	11.23%	11.40%	11.67%	11.23%

Credit Quality Ratios
Past Due Loans / Total Loans	1.23%	0.87%	0.83%	1.23%	0.87%
Allowance for Loan Losses / Past Due Loans	170.65%	198.05%	202.62%	181.59%	198.05%
Allowance for Loans Losses / Total Loans	2.10%	1.72%	1.69%	2.23%	1.72%
Provision for Loan Losses / Avg.Loans (4)	0.31%	0.51%	0.32%	0.60%	0.29%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	56.49%	54.52%	55.89%	51.29%	53.32%
Operating Expenses / Average Total Assets (3)	2.56%	2.84%	2.60%	2.51%	2.68%
Loans per employee (million Ch$) (1)	787	805	802	760	805

Average Balance S heet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	9,036,267	9,353,216	9,647,542	8,842,318	9,086,072
Avg. Assets (million Ch$)	10,082,865	10,719,863	10,845,466	9,917,028	10,294,543
Avg. Shareholders Equity (million Ch$)	696,003	762,367	789,941	669,237	675,745
Avg. Loans	7,373,545	7,942,528	8,354,219	6,847,874	7,497,927
Avg. Interest Bearing Liabilities (million Ch$)	6,212,130	6,759,668	6,965,270	6,288,169	6,462,431

Other Data
Inflation Rate	0.22%	-0.09%	0.58%	2.43%	3.66%
Exchange rate (Ch$)	586.45	514.21	527.70	559.83	514.21
Employees	9,377	10,159	10,384	9,365	10,159

Notes
(1) These figures w ere ex pressed in constant Chilean pesos as of M arch 31,2006.
(2) These figures w ere calculated considering the nom inal net Income, the shares outstanding and the ex change rates ex isting at the end of each period.
(3) The ratios w ere calculated as an av erage of daily balances.
(4) Annualized data.

2006 First Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavín General Manager